Exhibit 2

V I N T A G E   C A P I T A L   M A N A G E M E N T ,   L L C

4705 S. Apopka Vineland Road, Suite 206 | Orlando, FL 32819

November 3, 2017

Mr. Mark Speese

Chief Executive Officer

Rent-A-Center, Inc.

5501 Headquarters Drive

Plano, TX 75024

Via email: mark.speese@rentacenter.com

Dear Mark:

Vintage Capital Management, LLC and its affiliates (“Vintage,” “we” or “us”) currently own approximately 6% of the common stock of Rent-A-Center, Inc. (“RAC”), making us one of your largest shareholders. We have followed the RAC story, and your impact on the Rent-to-Own industry, for over 20 years and we are pleased to be a significant shareholder.

We noted with interest your October 30th announcement that RAC’s Board of Directors has initiated a strategic and financial review focused on maximizing shareholder value. Based on our 20-year history in the Rent-to-Own industry and publicly available information about RAC, we believe that we are in a unique position to deliver certain and immediate value to shareholders through an all-cash acquisition at $13.00 per share. However, the value that we are willing to pay, and our interest in pursuing this transaction, is significantly impacted by whether or not our future competitors have access to proprietary information concerning RAC’s assets, including but not limited to store-level financial information and contract terms with Acceptance Now retail partners.

Due to the significant amount of work that we and our lenders have completed, as well our familiarity with the Rent-to-Own industry, we are confident that we can complete due diligence, obtain financing commitments, and execute a definitive transaction agreement within 30 days of gaining access to due diligence information. We have engaged legal counsel and we are prepared to immediately engage additional due diligence resources to assist us with an expedited process to complete this acquisition. In recognition of the significant costs that we will incur, and the prospect of certain and compelling value that would be immediately realized by all RAC shareholders, we ask for a 30-day exclusivity period. A proposed exclusivity agreement is included with this letter.

We look forward to engaging with you in earnest toward our shared goal of a beneficial transaction for all of RAC’s constituents.

Nothing in this letter is intended to create a legally binding obligation, and no such obligation will exist unless and until a definitive transaction agreement is executed.

Should you have any questions or require additional information, please contact me at (407) 506-7085.

Very truly yours,

Vintage Capital Management, LLC

By:	/s/ Brian R. Kahn
Name:	Brian R. Kahn
Title:	Managing Member